UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  ------------

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                               (Amendment No. __)

                                 eMachines, Inc.
                 ---------------------------------------------
                                (Name of issuer)

                                  Common Stock
                 ---------------------------------------------
                         (Title of class of securities)

                                   29076P 10 2
                 ---------------------------------------------
                                 (CUSIP number)

                               September 19, 2001
                 ---------------------------------------------
             (Date of Event which requires filing of this Statement)

         Check the appropriate box to designate the rule pursuant to which this schedule is filed:

                               / / Rule 13d-1 (b)
                               /X/ Rule 13d-1 (c)
                               / / Rule 13d-1 (d)

----------------------------------                      ------------------------
CUSIP No. 29076P 10 2                       13G            Page 2 of 9 Pages
----------------------------------                      ------------------------



-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank AG
-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
---------------------------- ------ --------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
                                    0
                             ------ --------------------------------------------
BENEFICIALLY OWNED BY               SHARED VOTING POWER
                             6      27,819,538
                             ------ --------------------------------------------
EACH REPORTING                      SOLE DISPOSITIVE POWER
                             7      0
                             ------ --------------------------------------------
PERSON WITH                         SHARED DISPOSITIVE POWER
                             8      27,819,538
-------- -----------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,819,538*
-------- -----------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.1%**
-------- -----------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, CO
-------- -----------------------------------------------------------------------




* Included in this figure are the shares reported by DB Trustees (Hong Kong) Limited on the following cover page.

** Included in this percentage is the percentage of shares reported by DB Trustees (Hong Kong) Limited on the following cover page.

----------------------------------                      ------------------------
CUSIP No. 29076P 10 2                       13G            Page 3 of 9 Pages
----------------------------------                      ------------------------



-------- -----------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         DB Trustees (Hong Kong) Limited
-------- -----------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                       (b) / /
-------- -----------------------------------------------------------------------
   3     SEC USE ONLY

-------- -----------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

         Hong Kong
------------------------------ ------- -----------------------------------------
NUMBER OF SHARES                 5     SOLE VOTING POWER
                                       27,819,538
                               ------- -----------------------------------------
BENEFICIALLY OWNED BY                  SHARED VOTING POWER
                                 6     0
                               ------- -----------------------------------------
EACH REPORTING                         SOLE DISPOSITIVE POWER
                                 7     27,819,538
                               ------- -----------------------------------------
PERSON WITH                            SHARED DISPOSITIVE POWER
                                 8     0
-------- -----------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         27,819,538
-------- -----------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                    / /
-------- -----------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         19.1%
-------- -----------------------------------------------------------------------
  12     TYPE OF REPORTING PERSON

         CO
-------- -----------------------------------------------------------------------

Item 1(a).     Name of Issuer:

               eMachines, Inc. (the "Issuer")

Item 1(b).     Address of Issuer's Principal Executive Offices:

               The address of the Issuer's principal executive offices is 14350 Myford Road, Suite 100, Irvine, California 92606.

Item 2(a).     Name of Person Filing:

               This statement is filed on behalf of Deutsche Bank AG ("DBAG") and DB Trustees (Hong Kong) Limited ("DBT") (DBAG and DBT together, the "Reporting Persons").

Item 2(b).     Address of Principal Business Office or, if none, Residence:

               The principal place of business of DBAG is Taunuslage 12, 60325, Frankfurt, Federal Republic of Germany.

               The principal place of business of DBT is 55/F Cheung Kong Center, 2 Queen's Road Central, Hong Kong.

Item 2(c).     Citizenship:

               The citizenship of each of the Reporting Persons is set forth on the applicable cover page.

Item 2(d).     Title of Class of Securities:

               The title of the securities is common stock (the "Common Stock").

Item 2(e).     CUSIP Number:

               The CUSIP number of the Common Stock is set forth on each cover page.

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

               A.   Deutsche Bank AG:

               (a)  / /  Broker or dealer registered under section 15 of the
                         Act;

               (b)  / /  Bank as defined in section 3(a)(6) of the Act;

               (c)  / /  Insurance Company as defined in section 3(a)(19) of the
                         Act;

               (d)  / /  Investment Company registered under section 8 of the
                         Investment Company Act of 1940;

               (e)  / /  An investment adviser in accordance with Rule 13d-1
                         (b)(1)(ii)(E);

               (f)  / /  An employee benefit plan, or endowment fund in
                         accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)  /X/  A parent holding company or control person in
                         accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h)  / /  A savings association as defined in section 3(b) of the
                         Federal Deposit Insurance Act;

               (i)  / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. / /

               B.   DB Trustees (Hong Kong) Limited:

               (a)  / /  Broker or dealer registered under section 15 of the
                         Act;

               (b)  / /  Bank as defined in section 3(a)(6) of the Act;

               (c)  / /  Insurance Company as defined in section 3(a)(19) of the
                         Act;

               (d)  / /  Investment Company registered under section 8 of the
                         Investment Company Act of 1940;

               (e)  / /  An investment adviser in accordance with Rule 13d-1
                         (b)(1)(ii)(E);

               (f)  / /  An employee benefit plan, or endowment fund in
                         accordance with Rule 13d-1 (b)(1)(ii)(F);

               (g)  / /  A parent holding company or control person in
                         accordance with Rule 13d-1 (b)(1)(ii)(G);

               (h)  / /  A savings association as defined in section 3(b) of the
                         Federal Deposit Insurance Act;

               (i)  / /  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

               (j)  / /  Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

               If this statement is filed pursuant to Rule 13d-1 (c), check this box. /X/

Item 4.        Ownership.

               (a)  Amount beneficially owned:

                    Each of the Reporting Persons owns the amount of the Common
               Stock as set forth on the applicable cover page.

               (b)  Percent of class:

                    Each of the Reporting Persons owns the percentage of the
               Common Stock as set forth on the applicable cover page.

               (c)  Number of shares as to which such person has:

                    (i)    sole power to vote or to direct the vote:

                           Each of the Reporting Persons has the sole power to
                    vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                    (ii)   shared power to vote or to direct the vote:

                           Each of the Reporting Persons has the shared power to
                    vote or direct the vote of the Common Stock as set forth on the applicable cover page.

                    (iii) sole power to dispose or to direct the disposition of:

                           Each of the Reporting Persons has the sole power to
                    dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

                    (iv) shared power to dispose or to direct the disposition of:

                           Each of the Reporting Persons has the shared power to
                    dispose or direct the disposition of the Common Stock as set forth on the applicable cover page.

Item 5.        Ownership of Five Percent or Less of a Class.

               Not applicable.

Item 6.        Ownership of More than Five Percent on Behalf of Another Person.

               The Common Stock is held by DBT as trustee for certain noteholders under a Trust Deed (the "Trust Deed"), dated the 25th of September, 2000 between Korea Data Systems America, Inc. and DBT. A default occurred under the Trust Deed and DBT acquired beneficial ownership of the Common Stock as a result of such default. The noteholders under the Trust Deed have the right to receive dividends on, and proceeds from the disposition of, the Common Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               DB Trustees (Hong Kong) Limited is an indirect wholly-owned subsidiary of Deutsche Bank AG holding Common Stock. Omitted from the ownership structure are certain intermediate and/or indirect holding companies of Deutsche Bank AG which do not exercise voting or investment discretion with respect to the Common Stock reported under this filing.

Item 8.        Identification and Classification of Members of the Group.

               Not applicable.

Item 9.        Notice of Dissolution of Group.

               Not applicable.

Item 10.       Certification.

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 14, 2001




                                        DEUTSCHE BANK AG



                                        By: /s/   Jeffrey A. Ruiz
                                           -------------------------------------
                                            Name:  Jeffrey A. Ruiz
                                            Title:  Vice President, Compliance



                                        By:  /s/ Margaret M. Adams
                                           -------------------------------------
                                            Name:  Margaret M. Adams
                                            Title:  Director, Compliance

                                                                       EXHIBIT 1


                   Consent of DB Trustees (Hong Kong) Limited


               The undersigned agrees that the Schedule 13G executed by Deutsche Bank AG to which this statement is attached as an exhibit is filed on behalf of Deutsche Bank AG and DB Trustees (Hong Kong) Limited pursuant to Rule 13d-1(k)(1) of the Securities Exchange Act of 1934.

Dated:  November 14, 2001



                                         DB TRUSTEES (HONG KONG) LIMITED



                                         By:  /s/ Gary Lew
                                            ------------------------------------
                                            Name:  Gary Lew
                                            Title:  Managing Director


                                         By:  /s/ Janet Choi
                                            ------------------------------------
                                            Name: Janet Choi
                                            Title:  Director